

State of Washington

DEPARTMENT OF FINANCIAL INSTITUTIONS
DIVISION OF BANKS

P.O. Box 41200 ● Olympia, Washington 98504-1200
Telephone (360) 902-8704 ● TDD (360) 664-8126 ● FAX (360) 704-6904
http://www.dfi.wa.gov/banks

June 3, 2019

Mr. Joseph Vitale
Schulte Roth & Zabel, LLP
919 Third Avenue
New York, NY 10022

RE: HomeStreet, Inc., Seattle, WA-Change in Control

Dear Mr. Vitale,

Per RCW 30A.04.405 and RCW 30A.04.410, our office has reviewed your Change in Control Notice (Notice) filed with respect to HomeStreet, Inc. (HomeStreet) on behalf of your client, Charles W. Griege, Jr. The Notice proposes Mr. Griege, who controls Roaring Blue Lion Capital Management, LP (Blue Lion) and its related funds may briefly hold proxies exceeding 24.9% of outstanding HomeStreet common stock and vote those corresponding shares in accordance with the voting instructions. Mr. Griege would only hold the proxies for a brief period, with his "control" over the proxy shares ending with the conclusion of the HomeStreet annual shareholder meeting scheduled for June 20, 2019.

We have no objection to your Notice. However, this non-objection determination is conditioned on the following:
   (1) Regardless of the outcome, please provide the Department of Financial Institutions with an after-the-fact list of proxies (shareholders and number of respective shares) that voted with and provided proxies to Mr. Griege/Blue Lion.
   (2) Should Mr. Griege be successful with his proxy solicitation, and is elected to the Board of Directors, we expect him and other existing and elected members to work in a cooperative and collaborative manner and act in the best interest of the institutions depositors, borrowers, shareholders, employees and the public interest. Along these lines, Mr. Griege should not publically support changes in strategy that are not approved by a majority of the Board of Directors. Furthermore, Mr. Griege should not use inside and confidential information obtained as a member of the Board of Director to solicit or participate in future proxy proposals not supported by a majority of the Board of Directors.

In 2018, HomeStreet Bank donated $1.25 million to local non-profit organizations and their employees donated 15,300 hours of volunteer time to communities across the bank's footprint. We hope that this longstanding tradition of supporting local communities continues into the future. It is our expectation that

Mr. Griege fully review, analyze, and understand the overall condition of the institution along with their strong community involvement prior to proposing any new plans or initiatives.

Please contact me or Applications and Trust Company Manager Corrie Mann at 206-639-6050, if you have any questions.

Sincerely,

Roberta Hollinshead
Director of Banks

Cc: Mark Mason, Chairman and Chief Executive Officer of HomeStreet, Inc.
        Board of Directors of HomeStreet, Inc.
        Laura Rapp, Assistant Regional Director, FDIC
        Gerald Tsai, Applications Director, FRB